Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街 2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

August 12, 2022

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)

Response to the Staff’s Comments on

Draft Registration Statement on

Form F-1 Confidentially Submitted on July 25, 2022

Dear Ms. Donahue and Mr. Kruczek,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 4, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 25, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Responses to the comments contained in the Staff’s letter dated August 4, 2022

Prospectus Cover Page, page i

1.

Please provide prominent disclosure on the cover page to state that the purpose of this offering is to be of a supplemental nature to raise additional funds to meet NASDAQ Listing Rule 5210(k)(i), disclosure quantifying the shortfall from $25 million, and whether this offering would be sufficient to rectify the NASDAQ rule.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement.

2.

Please provide updated disclosure on the prospectus cover page and risk factors regarding the company’s failure to satisfy NASDAQ Listing Rule 5210(k)(i), NASDAQ’s pending determination to delist your ADSs from the Nasdaq Global Market, and the current status of that proceeding.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 59 of the Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊· 桑西尼·古奇·罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, Danyang Bian, by telephone at 86-10-8556-3995, or by email at dbian@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd

Bing Chen, Chief Financial Officer, Nano Labs Ltd

Danyang Bian, Partner, MaloneBailey, LLP

Stephanie Tang, Partner, Hogan Lovells